Exhibit 1.2

APPROVED BY

Extraordinary general meeting of shareholders MOM No. of the Extraordinary general meeting of shareholders dd. .

Chairman of the Extraordinary meeting of shareholders

(Oleg V. Korzhov)

Secretary of the Extraordinary meeting of shareholders

(Olga A. Yakunina)

Amendments to the Articles of Association of Mechel, Public Joint Stock Company

(hereinafter referred to as the Articles of Association)

1) Remove words “revision committee” in clause 11.5. of the Articles of Association.

2) Remove sub-clause 17.3.15 of clause 17.3 of article 17 of the Articles of Association. The numeration of sub-clauses 17.3.16 - 17.3.28 of clause 17.3 3 of article 17 of the Articles of Association shall remain unchanged.

3) Remove words “Revision committee” in clauses 17.17., 17.26., 17.26.1., 17.27, 17.29, 18.14., and 19.14.

4) Remove sub-clause 18.3.16. of the Articles of Association. The numeration of clauses 18.3.17—18.3.63. shall remain unchanged.

5) Remove clauses 22.1 – 22.15 and 22.19 of article 22 of the Articles of Association. The numeration of clauses 22.16, 22.17, 22.18, 22.18.1, 22.18.2 of article 22 of the Articles of Association shall be changed for 22.1., 22.2, 22.3, 22.3.1, 22.3.2, respectively.

6) Remove words “the reliability of the data contained in it shall be confirmed by Revision committee of the Company” in clause 23.4. of the Articles of Association.

7) Remove clause 23.5. of the Articles of Association. The numeration of clauses 23.6.-23.14. shall remain unchanged.